October 10, 2019

Guilherme Dias Fernandes Benchimol
Chairman
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Ol mpia   S o Paulo
Brazil 04551-065

       Re: XP Inc.
           Draft Registration Statement on Form F-1
           Submitted September 13, 2019
           CIK #0001787425

Dear Mr. Benchimol:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted on September 13, 2019

General

1. Please disclose whether or not you will be a controlled company under NASDAQ/New
       York Stock Exchange rules as well any exemptions available to you as a result, whether or not you currently intend to utilize any such exemption.
2. Please generally revise to clearly disclose the mechanics of how your business works, including without limitation, clarification and reconciliation of the various disclosures of fee income, rebates, and other revenue sources to clarify and describe the sources of the various fees and other revenue sources and to disaggregate the disclosures of revenue and income on pages 77-79 to match or reconcile with the disclosure in footnote 26 to the financials. We may have further comments. Refer to Item 4 of Form F-1 which references
 Guilherme Dias Fernandes Benchimol
FirstName LastNameGuilherme Dias Fernandes Benchimol
XP Inc.
Comapany NameXP Inc.
October 10, 2019
Page 2
October 10, 2019 Page 2
FirstName LastName
         Part I of Form 20-F.
3. We note that you do not believe that you or any of your subsidiaries engage in any financial services activities in the United States that would require a license from any U.S.
         federal or state banking authorities or other financial regulators. Please provide an analysis as to why you have determined that you or your subsidiaries are not subject to registration under the Investment Advisers Act.
4. Please provide an analysis as to whether you are an investment company under the
         Investment Company Act of 1940, including what exclusion from the Investment
         Company Act of 1940 that you and your subsidiaries are relying on (if any). In particular, please provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination. Among other things, your analysis should indicate the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. In addition, please explain why an investment in XP Inc. is not equivalent to an investment in a fund of funds.
5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
A Letter From The Founder, page v

6. Please revise to eliminate this section of the prospectus or move the letter to somewhere in the prospectus after the Risk Factor section. The forepart of your registration statement should be limited to the information required by Items 1 through 3 of Form F-1.
Introduction to XP, page 1

7. In the last sentence of the first paragraph you state that the sources of the data in the bullet points that follow are provided; however, we do not see a source for each data point.
         Please revise to provide the specific source for the statements made, including being the
         #1 ranked financial investment brand in Brazil, the #1 independent financial investment platform, digital platform and financial network in Brazil and the #1 financial media portal and financial services event in Latin America.
Summary, page 1

8. Please generally revise your disclosure to remove conclusory statements, and establish an objective criterion when you describe your business and market. For example, describe objectively your "massive addressable market opportunity." Also remove "puffing" or subjective statements or provide us with independent supplemental support for each such assertion; including, as an example only, the statement: "we will benefit from numerous favorable macroeconomic and secular trends that will provide significant tailwinds."
 Guilherme Dias Fernandes Benchimol
FirstName LastNameGuilherme Dias Fernandes Benchimol
XP Inc.
Comapany NameXP Inc.
October 10, 2019
Page 3
October 10, 2019 Page 3
FirstName LastName
Our Cohorts and Client Economics, page 3

9. For clarity, please revise to quantify the historical growth in the areas referenced, including the growth in your "share of wallet," improvement in "client unit economics and cross-selling.
Our Corporate Structure, page 7

10. Revise to briefly discuss, in separate subsections, each of the material operating subsidiaries on the organizational chart, describe their operations, and disclose for each, the assets and net income for the years ended December 31, 2018 and 2017 and the interim period of 2019.
Summary Financial Information
Non-GAAP Financial Measures, page 17

11. We note your measure of adjusted gross cash includes adjustments for various non-cash items. Please revise the name of your measure, here and elsewhere throughout your registration statement, to more appropriately reflect what the measure represents and to avoid confusing or misleading investors.
Risk Factors
Certain Risks Related to Our Class A Common Stock and the Offering, page 44

12. Revise to add a risk factor addressing the preemptive rights as briefly described on the cover page. In this risk, describe who has preemptive rights, what types and quantity of stock are at issue, the price for any shares sold under these rights, and the timing of when they may be exercised.
Organization, page 54

13. Please revise to provide an organizational chart showing the structure prior to the share exchange and to describe the operations of each entity in the chart or provide a specific cross reference to where this disclosure appears in the prospectus. Use of Proceeds, page 58

14. We note you intend to use the proceeds of the offering for general corporate purposes and list several examples of more specific uses, including acquisitions. Please revise to provide more details of these specific uses and to break down the net proceeds into each principal intended use thereof and if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. See Item 4 of Form F-1 which references
         Part I of Form 20-F.
 Guilherme Dias Fernandes Benchimol
FirstName LastNameGuilherme Dias Fernandes Benchimol
XP Inc.
Comapany NameXP Inc.
October 10, 2019
Page 4
October 10, 2019 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Business Metrics, page 67

15. We note the definition of assets under custody ("AUC") in your glossary of terms (page
         iii) and your disclosure of AUC trends. Based on your descriptions, AUC appears to be a combination of assets under management ("AUM") and AUC. Please address the items below.
           Revise your disclosures to separately distinguish (or disaggregate) your AUM from your AUC amounts.
           Revise your glossary of terms to include a clear definition of AUM, as applicable.
           As it relates to your AUM, expand your disclosure to provide more granular details, such as AUM by asset class, type, or other classification that would be meaningful to an investor. Supplement your revised disclosure with rollforwards and weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.
Operations
Description of Principal Line Items
Total Revenue and Income, page 77

16. We note your discussion of brokerage commission and securities placement fees, which are recorded within "net revenue from services rendered". We also note your disclosure that "net income from financial assets" includes revenues from sales of certain securities to retail and institutional clients. Please tell us and revise your disclosures to provide more detail explaining how these items differ.
17. We note your disclosure here and elsewhere (e.g., page F-26) regarding management fees, which appear to include investment advisor income generated via both your own and third party funds. Please address the items below.
           Quantify for us and in your disclosures the amount of revenues attributable to funds managed by your investment advisors or asset managers and those managed by third-
             parties.
           Tell us and disclose what portion of management fees are performance-based fees
             (quantify R$ and as a percentage for the respective periods). In this regard, expand your accounting policy disclosures within your financial statements (page F-26) to discuss your accounting policy for performance-based fees.
           Provide us and revise your disclosures to include a fee range or a weighted average management fee, and discuss key trends affecting this fee range or weighted average.
18. We note your disclosure on page 78 that a "small portion" of net income from financial assets is linked to principal trading operations. Please quantify for us and in your disclosure the proportion and / or amount of income generated from principal trading
 Guilherme Dias Fernandes Benchimol
XP Inc.
October 10, 2019
Page 5
         operations.
Results of Operations
Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017, page 79

19. We note your discussion and analysis of the trends impacting your results of operations
         (here and on page 81). Please expand your analysis, where possible, to provide a more granular (or detailed) discussion of the causal factors of the increases and decreases identified. For example, consider revising your total revenue and income discussion to address the trends and causal factors for each significant or major service line as you have presented in Note 26 - Total Revenue and Income on page F-58.
Notes to consolidated financial statements
2. Basis of preparation of the financial statements
(iii) Segment reporting, page F-9

20. We note your disclosure on page 21 that your business largely depends on certain institutional brokerage clients using your solutions and trading on your platforms, and that a limited number of clients can account for a "significant portion" of trading volumes and transaction fees. Please tell us whether revenues with a single customer have amounted to
         10% or more of your revenues for the periods reported. Revise your disclosure to state that fact and the total amount of revenues from each such customer, as applicable. See
         IFRS 8.34.
21. We understand from your disclosure on page 3 and elsewhere in your registration statement that you have operations outside of Brazil. Please revise your segment disclosures to include geographic information about revenues and assets to the extent that revenues derived from foreign countries or assets located in foreign countries are material. See IFRS 8.33.
        You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameGuilherme Dias Fernandes BenchimolSincerely,
Comapany NameXP Inc.
                                                    Division of Corporation
Finance
October 10, 2019 Page 5                             Office of Finance
FirstName LastName